UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CIRCOR INTERNATIONAL, INC.

(Name of Subject Company)

CR ACQUISITION COMPANY

(Offeror)

CRANE CO.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

17273K109

(CUSIP Number of Class of Securities)

Anthony M. D’Iorio

Vice President, General Counsel and Secretary

100 First Stamford Place

Stamford, Connecticut 06902

(203) 363-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$936,416,520.00	$113,493.68

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) $45.00, the tender offer price, by (ii) 20,809,256 shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc. (“CIRCOR”), which includes (a) 19,898,153 Shares issued and outstanding as of May 2, 2019, as set forth in CIRCOR’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2019 (the “CIRCOR Q1 2019 Form 10-Q”), plus (b) 732,879 stock options relating to the Shares outstanding as of March 31, 2019, as set forth in the CIRCOR Q1 2019 Form 10-Q, plus (c) 438,479 restricted stock units relating to the Shares outstanding as of March 31, 2019, as set forth in the CIRCOR Q1 2019 Form 10-Q, and minus (d) 260,255 Shares owned, as of the date of this document, by Crane Co. and its subsidiaries.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by .0001212.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Crane Co., a Delaware corporation (“Crane”), and CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”), at $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 17, 2019.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of summary advertisement, dated June 17, 2019.

(a)(5)(A)	Press release issued by Crane on June 17, 2019.

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2019

CRANE CO.

By:	/s/ Richard A. Maue

Name:	Richard A. Maue
Title:	Senior Vice President and
Chief Financial Officer

CR ACQUISITION COMPANY

By:	/s/ Richard A. Maue

Name:	Richard A. Maue
Title:	Vice President

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